Exhibit 12.1

Computation Of Ratio Of Earnings To Fixed Charges

	Year Ended December 31, 2012(a)	Year Ended December 31, 2011(b)	Year Ended December 31, 2010	Year Ended December 31, 2009	Period October 29, 2008 to December 31, 2008	Period January 1, 2008 to October 28, 2008
	(Successor)	(Successor)	(Successor)	(Successor)	(Successor)	(Predecessor)
Earnings:
(Loss) Income before taxes	$(391,321)	$(722,640)	$(25,344)	$(12,258)	$(1,235)	$90,645
Fixed charges:
Interest expense	134,962	132,579	130,849	129,200	26,167	31,838
Estimate of interest implicit in rental expense	36,437	35,498	35,474	36,933	9,136	45,456

Total fixed charges	171,399	168,077	166,323	166,133	35,303	77,294

(Loss) Earnings before fixed charges and income taxes	(219,922)	(554,563)	$140,979	$153,875	$34,068	$167,939

Ratio of earnings to fixed charges	(1.3)	(3.3)	0.9	0.9	1.0	2.2

(Loss) Earnings deficiency to cover fixed charges	$(391,321)	$(722,640)	$(25,344)	$(12,258)	$(1,235)	$—

(a)	Net loss for the year ended December 31, 2012 reflects the following non-cash impairment charge based on the results of the Company’s impairment testing as of December 31, 2012 and the tax impact associated with the impairment charge:

(i)	Trade name impairment of $350.0 million, $270.0 million of which relates to the home respiratory therapy/home medical equipment reporting unit and $80.0 million is allocated to the home infusion therapy reporting unit; and

(ii)	Tax benefit of $131.6 million relating to the intangible assets impairment.

All of these items resulted in a $218.4 million increase in the net loss in the year ended December 31, 2012.

(b)	Net loss for the year ended December 31, 2011 includes the non-cash impairment charges listed below based on the results of the Company’s 2011 annual impairment testing, the tax impact associated with the impairment charges and charges related to deferred tax valuation allowances. Except as noted, all of the impairment charges relate to the home respiratory therapy/home medical equipment reporting unit.

(i) Goodwill impairment of $509.9 million;

(ii) Trade name impairment of $60.0 million ($56.4 million of which relates to the home respiratory therapy/home medical equipment reporting unit and $3.6 million of which relates to the home infusion therapy reporting unit);

(iii) Capitated relationships intangible asset impairment of $30.4 million;

(iv) Patient service equipment impairment of $45.5 million;

(v) Property, equipment and improvements impairment of $12.1 million;

(vi) Tax benefit relating to the goodwill, intangible and long-lived assets impairment of $166.9 million; and

(vii) Valuation allowance against our net deferred tax assets of $220.5 million.

All of these items resulted in a $711.5 million increase in our net loss in the year ended December 31, 2011.